Filed by Wit Capital Group, Inc.
                                     Pursuant to Rule 425 under the Securities
                                     Act of 1933
                                     Subject Company:  Wit Capital Group, Inc.
                                     Commission File No. 000-26225


On May 15, 2000 Wit Capital Group, Inc., E*TRADE Group, Inc. and E*Offering issued the following press release:

MEDIA CONTACTS
--------------
Jennifer DiClerico               Jacqueline Russo         Rich Horn
Wit SoundView                    E*TRADE Group, Inc.      E*OFFERING
(212) 253-4481                   (650) 331-5789           (415) 618-6627
Jdiclerico@witsoundview.com      jrusso@etrade.com        rhorn@eoffering.com



           E*TRADE(R) AND WIT SOUNDVIEW(SM) FORM STRATEGIC ALLIANCE;
                   WIT CAPITAL GROUP TO ACQUIRE E*OFFERING,
               CREATING NEXT GENERATION INVESTMENT BANKING FIRM

o AGREEMENT LEVERAGES COMPLEMENTARY STRENGTHS IN INVESTMENT BANKING, RESEARCH, TECHNOLOGY, ONLINE BROKERAGE AND MARKETING TO CREATE POWERFUL CATEGORY KILLER

O WIT SOUNDVIEW TO BECOME EXCLUSIVE SOURCE OF IPOS, FOLLOW-ON OFFERINGS AND OTHER INVESTMENT BANKING PRODUCTS TO E*TRADE'S 2.6+ MILLION ACCOUNTS

O E*TRADE CUSTOMERS GAIN ACCESS TO EXPANDED RANGE OF INVESTMENT PRODUCTS AND OPPORTUNITIES, INCLUDING WIT SOUNDVIEW'S PROPRIETARY RESEARCH

O    E*TRADE TO ACQUIRE WIT SOUNDVIEW'S BROKERAGE ACCOUNTS

O E*TRADE AND GENERAL ATLANTIC EACH TO PURCHASE 2 MILLION ADDITIONAL SHARES OF WIT CAPITAL GROUP COMMON STOCK


NEW YORK, NY AND MENLO PARK, CA -- MAY 15, 2000 -- Moving aggressively to advance the online investment banking and financial services revolution that they helped to start, E*TRADE Group, Inc. (Nasdaq: EGRP) and Wit SoundView, the online investment banking subsidiary of Wit Capital Group, Inc. (Nasdaq: WITC), today announced a strategic alliance that leverages complementary core strengths and state-of-the art technology to create a powerful new force in capital markets.

      Wit Capital Group has also signed a definitive agreement to acquire E*OFFERING, resulting in the dominant online products and technology provider in the investment banking industry. The acquisition combines Wit SoundView's strengths in deal origination, its unique research model and strong institutional capabilities with E*OFFERING's robust technology platform, innovative product capabilities and significant presence in Silicon Valley. Under the terms of the transaction, E*OFFERING shareholders will receive approximately 32 million shares of Wit Capital Group, representing approximately 25 percent of Wit Capital's fully diluted shares. Pro forma for the transaction, E*TRADE Group, General Atlantic and SOFTBANK will collectively own over 25 million shares of Wit Capital Group, approximately 20 million of which will be subject to a three year restriction on sale. Christos M. Cotsakos, Chairman of the Board and Chief Executive Officer of E*TRADE Group, Inc. and Bill Ford of General Atlantic Partners will join Wit Capital Group's board of directors.

      As part of the strategic alliance, Wit SoundView will be the exclusive source of IPOs, follow-on offerings and other investment banking products to E*TRADE, and E*TRADE will acquire Wit SoundView's retail brokerage business, representing approximately 100,000 accounts. In addition, E*TRADE will purchase two million shares of Wit Capital Group common stock. E*TRADE's 2.6 million customers -- including Wit SoundView's retail customers -- will gain access to a broad range of products and services, such as world-class securities research, the opportunity to apply for participation in a range of Internet and technology-related IPOs, follow-on offerings, private placements and Vostock(SM), the innovative online auction system announced last week by Wit SoundView and ITG Inc.

      "With this strategic alliance, we are creating an Internet-driven category killer that offers investors an expanded world of financial opportunities that we believe will re-revolutionize the financial services space," said Cotsakos. "The agreement provides strong value to our customers, who will now be able to capitalize on a greatly expanded array of products and services. And, by leveraging the complementary strengths of these organizations, our new alliance with Wit SoundView will also deliver incredible value to our collective shareowners, investors and associates."

      "The E*OFFERING acquisition and our exclusive strategic alliance with E*TRADE is another step in the evolution of our corporate strategy," said Ronald W. Readmond, Vice Chairman, President and Co-Chief Executive Officer of Wit SoundView. "It represents an aggressive move, catapulting Wit SoundView to the next level and positioning us to compete successfully for lead manager roles in Internet and new technology offerings. By leveraging world-class technology, outstanding research, investment banking talent, superior institutional and retail distribution channels, and a significant presence in the key Silicon Valley and Silicon Alley markets, we will be superbly positioned to help new economy companies gain access to the capital they need."

      "This combination of E*OFFERING and Wit SoundView rapidly accelerates the execution of our shared vision to bring high-quality investment banking products and services to the online investing marketplace," said Steve King, interim President and Chief Executive Officer of E*OFFERING. "This transaction is uniquely complementary and allows Wit SoundView to integrate E*OFFERING's product and technology platform -- including an innovative private placement concept and online pre-IPO presentations -- with their world-class research and institutional capabilities. Ultimately, this new alliance provides E*TRADE customers with a larger product supply and the opportunity to apply for access to an expanded variety of online offerings."

      "We are extremely pleased to have helped bring together these leading companies in a strategic relationship that represents a tremendous opportunity for advancing technology-enabled capital raising worldwide," said Mark Dzialja, Partner of General Atlantic Partners, LLC, which is a major investor in both E*TRADE and E*OFFERING. "This alliance leverages Wit SoundView's strong on-line investment banking franchise, E*TRADE's distribution capabilities and E*OFFERING's industry leadership as an e-manager. It truly represents the next generation in investment banking and financial services."

      Wit SoundView's acquisition of E*OFFERING is expected to close in the third quarter of 2000, subject to shareholder approval, Hart-Scott-Rodino clearance and other customary conditions. Goldman Sachs & Co. acted as strategic and financial advisor to Wit Capital Group and also provided a fairness opinion to the Company's Board of Directors.

ABOUT E*TRADE
-------------
E*TRADE, a global leader in online personal financial services, is the world's most-visited online investing site according to Media Metrix (2/00), offering value-added investing and research features, premium customer service and a redundant, proprietary Stateless Architecture(SM) infrastructure. In addition to the US, E*TRADE presently serves customers through branded web sites in Denmark, Korea, Japan, the U.K., Sweden, France, Australia, New Zealand and Canada. E*TRADE has been recognized as a leader in online financial services by Gomez Advisors, Lafferty Information and Research Group, PC Magazine and Smart Computing magazine. E*TRADE Securities Inc. (Member NASD/SIPC), and its parent company, E*TRADE Group, Inc. have offices in Northern California and in other major business centers in the US and worldwide. E*TRADE is a registered trademark of E*TRADE Securities, Inc.

ABOUT E*OFFERING
----------------
E*OFFERING (member NASD/SIPC), headquartered in San Francisco, was founded in January of 1999 with the objective of democratizing the capital markets. It successfully enables its issuers to access and use capital more effectively by leveraging the broadest investment community of retail and mid- and top-tier investors available. E*OFFERING has combined financial expertise, top-notch people, Internet infrastructure, and business model to enable this. Funding for E*OFFERING was provided by E*TRADE Group, Inc., General Atlantic Partners, SOFTBANK Venture Capital, New Enterprise Associates, Battery Ventures, Crosspoint Venture Partners, Sandy Robertson, founder and former CEO of Robertson Stephens, and Walter Cruttenden, founder and former CEO of Cruttenden Roth.

ABOUT WIT CAPITAL GROUP, INC.
-----------------------------
Wit Capital Group, Inc. (NASDAQ: WITC) is the parent of online investment banking group Wit SoundView(SM). Wit SoundView(SM) was created in early 2000 when Wit Capital joined with SoundView Technology Group, Inc. Wit SoundView(SM) is the largest online investment banking group focused exclusively on the Internet and technology sectors. Wit SoundView(SM) offers a strong complement of investment banking services, from Internet-strategic advisory, venture capital and private equity placements, to public offerings and M&A advisory. With one of the largest research teams in the sector, Wit SoundView(SM) produces comprehensive sell-side research on over 285 Internet and technology companies, developed for our online and institutional audiences.

Wit SoundView(SM) is recognized as one of the first firms to bring online individual investors directly into the capital formation process and continues to leverage the Internet to revolutionize the way in which issuers and investors communicate. For more information, please see www.witsoundview.com.

Wit SoundView(SM) is a service mark of Wit Capital Group, Inc. Services are offered through Wit Capital Corporation and Wit SoundView Corporation. Members NASD/SIPC

Please read the registration statement and proxy statement Wit Capital will be filing with the SEC relating to the proposed merger of E*OFFERING into one of its subsidiaries. These documents will contain information that is important. You will be able to obtain these documents for free on the Internet web site maintained by the SEC at HTTP://WWW.SEC.GOV. This press release, the final prospectus and certain other documents will also be available for free on our Internet web site at HTTP.//WWW.WITCAPITAL.COM/MERGER/FILINGS/S4.HTML. Wit Capital and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies of Wit Capital's shareholders to approve the proposed acquisition of E*OFFERING. Such individuals may have interests in the acquisition, including as a result of holding shares or options of Wit Capital. A detailed list of the names, affiliations and interests of the participants in the solicitation will be set forth on a Schedule 14A to be filed with the SEC by Wit Capital, and will be available on the SEC's web site as referenced above.